Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

China Life Insurance Company Limited

Announcement on the Performance of Undertakings of the Controlling Shareholder

Pursuant to the requirements set forth in the Circular of the CSRC Beijing Bureau on Further Reinforcing the Performance of Undertakings of the Listed Companies and their Actual Controllers, Shareholders, Related Parties, Acquirers (Jing Zheng Jian Fa (2014) No. 35), China Life Insurance Company Limited (the “Company”) hereby announces the outstanding undertakings given by its controlling shareholder, China Life Insurance (Group) Company (“CLIC”), as follows:

Before the listing of the Company’s A shares (as of November 30, 2006), among the land use rights allocated to the Company by CLIC at the time of establishing the Company by restructuring, change of titles has not been completed for four parcels of land, involving total area of 10,421.12 square meters; and among the buildings allocated to the Company by CLIC, change of titles has not been completed for six buildings, with gross floor area of 8,639.76 square meters. CLIC undertook that it would assist the Company in completing the change of titles for the aforesaid four land parcels and six buildings within one year of the listing of A shares of the Company; and if they remain outstanding after one year, CLIC would assume any losses incurred by the Company arising from title defects.

CLIC has complied with the aforesaid undertakings in a strict manner. As of the date of this announcement, the changes of titles have been completed for all land parcels and buildings, except for two buildings and relevant land parcels of the Shenzhen branch of the Company, due to historical reasons of unclear ownership rights. The Shenzhen branch has been making use of the aforesaid outstanding buildings and relevant land parcels in a continuous and regular manner, and no third party has raised any questions about or obstructed such use.

The Shenzhen branch has, together with other joint holder(s) of the titles, sent a letter to the superior authority of the original holder(s) with respect to property ownership determination, requesting it to report the same to the State-owned Assets Supervision and Administration Commission (“SASAC”) of the State Council and request SASAC to ascertain the respective proportion of each joint holder in the properties and issue a written document stating its opinions to the relevant land administration department of Shenzhen municipality government, so as to assist the Company and other joint holder(s) in completing division of the titles.

Board of Directors of China Life Insurance Company Limited

May 21, 2014